October 9, 2008

Via EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:
Access Integrated Technologies, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed on June 16, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Filed on August 11, 2008

File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. (the “Company”), we acknowledge receipt of your facsimile letter dated September 26, 2008 by the Company.  The Company intends to respond to the letter by October 17, 2008.

Please feel free to contact me directly at (212) 808-7598 if you have any questions.

Sincerely,

/s/ Danielle C. Kersis
Danielle C. Kersis

cc: Gary Loffredo